UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

Room 2701-05, Tower A, Global Trade Center

36 North Third Ring Road East, Dongcheng District

Beijing 100013

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒                 Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Concord Medical Services Holdings Limited (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act, as amended (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Shandong Haoxin Certified Accountants Co., Ltd., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Shandong Haoxin Certified Accountants Co., Ltd. is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in mainland China.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, no shareholder other than Morgancreek Investment Holdings Limited (“Morgancreek”), Solar Honor Limited (“Solar Honor”), Oasis Inspire Limited (“Oasis Inspire”) and Bluestone Holdings Limited (“Bluestone”) owned 5.0% or more of the Company’s outstanding shares as of December 31, 2022.

•	Morgancreek beneficially owned Class A and Class B ordinary shares, representing 40.1% of the Company’s outstanding shares (or 73.2% of the Company’s total voting power) as of December 31, 2022. Morgancreek is a limited liability company organized under the laws of the British Virgin Islands. Cherrylane Investments Limited, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Bi Zhang, the spouse of Dr. Jianyu Yang, the Company’s chief executive officer and chairman of the board of directors, holds 70% of the equity interests in Morgancreek. Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Sirong Tian, indirectly holds 30% of the equity interests in Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the shares held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the shares held by Morgancreek.

•	Solar Honor beneficially owned Class A ordinary shares, representing 11.8% of the Company’s outstanding shares (or 2.8% of the Company’s total voting power) as of December 31, 2022. Solar Honor is a limited liability company organized under the laws of British Virgin Islands wholly owned by Ms. Sirong Tian.

•	Oasis Inspire beneficially owned Class A ordinary shares, representing 10.0% of the Company’s outstanding shares (or 2.4% of the Company’s total voting power) as of December 31, 2022. Oasis Inspire is a limited liability company organized under the laws of British Virgin Islands directly wholly owned by Fosun Industrial Holdings Limited which is wholly owned by Fosun International Limited, as reported in the Amendment No. 1 to Schedule 13D dated January 16, 2019.

•	Bluestone beneficially owned Class B ordinary shares, representing 5.8% of the Company’s outstanding shares (or 13.8% of the Company’s total voting power) as of December 31, 2022. Bluestone is a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Zheng Cheng, the Company’s director, is a sole director and sole shareholder.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 19, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: April 20, 2023